UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December, 2022

COMMISSION FILE NUMBER 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstraße 76
80935 Munich
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit 99.1 attached hereto and incorporated by reference herein, includes information on the appointment of Arnd Schwierholz as member of the supervisory board of the Company at the annual general meeting. Exhibit 99.1 of this Form 6-K is intended to be incorporated by reference into the prospectus dated December 19, 2022, included in the Company’s registration statement No. 333-268709 on Form F-3 to the extent not superseded by documents or reports subsequently filed or furnished and incorporated by reference therein.

Exhibit	Description of Exhibit
99.1	Appointment of Arnd Schwierholz as member of the supervisory board of Sono Group N.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Laurin Hahn
	Name:	Laurin Hahn
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

Date: December 21, 2022